OptimizeRx Corp.

400 Water Street, Suite 200

Rochester, MI 48307

May 12, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Mark P. Shuman

Re: OptimizeRx Corp.

Registration Statement on Form S-1

Filed April 11, 2014

File No. 333-195210

Dear Mr. Shumen:

I write on behalf of OptimizeRx Corp., (the “Company”) in response to Staff’s letter of May 8, 2014, by, Mark P. Shuman, Branch Chief – Legal, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed , (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

Prospectus Cover Page, page 2

1. You refer to yourself as an emerging growth company, but you had a Form S-1 declared effective on February 12, 2009 and have been a reporting company since that time. If any sales of common equity were made pursuant to that registration statement on or before December 8, 2011, you do not appear to qualify as an emerging growth company. Please advise. For additional guidance, please consider Question 2 of our JOBS Act FAQs, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

In response to this comment, the Company removed reference to itself as an emerging growth company.

2. Please expand the cover page to clarify that 804,139 of the shares being offered are issuable upon the exercise of warrants held by the two placement agents who participated in your March 2014 private placement. It appears you should file the warrant agreements with the placement agents pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to this comment, the Company revised the disclosure to clarify that 804,139 of the shares being offered are issuable upon exercise of the warrants held by the placement agents. The company also filed the warrant agreements with the placement agents pursuant to Item 601(b)(10) of Regulation S-K.

Part II

Item 17. Undertakings, page 39

3. It appears you are required to include the undertakings found in Item 512(a)(5)(ii) of Regulation S-K. Please revise or advise.

In response to this comment, as discussed with the Staff, this undertaking was included in the initial registration statement.

Signatures, page 40

4. Please revise to include the signature of your controller or principal accounting officer. Please note that if a person signed your registration statement in more than once capacity, each such capacity must be indicated. See Instructions 1 and 2 to Signatures of Form S-1.

In response to this comment, the Company revised the signature block as requested.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Daivd Harrell

David Harrell

Enclosure (Acknowledgment by the Company)

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OPTIMIZERX CORP.

400 WATER STREET, SUITE 200

ROCHESTER, MI 48307

Via EDGAR

May 12, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mark P. Shuman, Branch Chief - Legal

Re: OptimizeRx Corp.

Registration Statement on Form S-1

Filed April 11, 2014

File No. 333-195210

Dear Mr. Shuman:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated May 8, 2014 by Mark P. Shuman, Branch Chief – Legal of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

·	The company is responsible for the adequacy and accuracy of the disclosure in the filing
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OptimizeRx Corp.

 /s/ David Harrell

By: David Harrell

Chief Executive Officer

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